UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-37381

MEDIGUS LTD.
(Translation of registrant’s name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On June 21, 2021, Medigus Ltd. issued a press release titled: “Medigus Joint Venture, Revoltz Completes First Micromobility Vehicle Functional Prototype.” A copy of this press release is furnished herewith as exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: June 21, 2021	By:	/s/ Tali Dinar
Tali Dinar
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled: “Medigus Joint Venture, Revoltz Completes First Micromobility Vehicle Functional Prototype”

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